SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 13)*

Urstadt Biddle Properties Inc.
(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

917286106
(CUSIP Number)

Charles J. Urstadt
Chairman and Chief Executive Officer
Urstadt Biddle Properties Inc.
321 Railroad Avenue
Greenwich, Connecticut 06830
(203) 863-8200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2007
(Date of Event Which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 917286106
1 Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Charles J. Urstadt
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A - See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,011,135
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,011,135
11 Aggregate Amount Beneficially Owned by Each Reporting Person 3,011,135
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 38.8%
14 Type of Reporting Person (See Instructions) IN

CUSIP No. 917286106
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only) Urstadt Property Company, Inc.
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,981,650
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,981,650
11 Aggregate Amount Beneficially Owned by Each Reporting Person 2,981,650
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 38.4%
14 Type of Reporting Person (See Instructions) CO

CUSIP No. 917286106
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only) Elinor F. Urstadt
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 21,300
8 Shared Voting Power 0
9 Sole Dispositive Power 21,300
10 Shared Dispositive Power 0
11 Aggregate Amount Beneficially Owned by Each Reporting Person 21,300
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 0.3%
14 Type of Reporting Person (See Instructions) IN

CUSIP No. 917286106
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only) Urstadt Realty Associates Co LP
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,901,006
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,901,006
11 Aggregate Amount Beneficially Owned by Each Reporting Person 1,901,006
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 24.5%
14 Type of Reporting Person (See Instructions) PN

CUSIP No. 917286106
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only) Urstadt Realty Shares II L.P.
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) OO - See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 547,177
9 Sole Dispositive Power 0
10 Shared Dispositive Power 547,177
11 Aggregate Amount Beneficially Owned by Each Reporting Person 547,177
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 7.1%
14 Type of Reporting Person (See Instructions) PN

-

CUSIP No. 917286106
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only) Willing L. Biddle
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) PF/OO - See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 1,440,175
8 Shared Voting Power 9,046
9 Sole Dispositive Power 1,440,175
10 Shared Dispositive Power 9,046
11 Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,221
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 18.7%
14 Type of Reporting Person (See Instructions) IN

This Statement on Schedule 13D constitutes Amendment No. 13 to the Schedule 13D dated September 10, 1987, as amended by Amendment Nos. 1 through 12 (the “Schedule 13D”), and is being filed on behalf of: (i) Charles J. Urstadt, (ii) Urstadt Property Company, Inc., a Delaware corporation (“UPCO”), (iii) Elinor F. Urstadt, (iv) Urstadt Realty Associates Co LP, a Delaware limited partnership, by UPCO as its sole general partner (“URACO”), (v) Urstadt Realty Shares II L.P., a Delaware limited partnership, by UPCO as its sole general partner (“URS II”) and (vi) Willing L. Biddle. The reporting persons set forth in (i) - (vi) of the preceding sentence are sometimes hereinafter collectively referred to as the “Reporting Persons”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
The Schedule 13D is hereby amended and supplemented as follows:

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby supplemented as follows:

URS II is a Delaware limited partnership formed for estate planning purposes and for the purposes of consolidating, holding and voting a number of the shares of Common Stock of the Issuer held by UPCO and Mr. Urstadt. UPCO is the sole general partner of URS II and Mr. Urstadt is the sole limited partner. The principal business address and the principal office address of URS II is 2 Park Place, Bronxville, New York 10708.

During the past five years, neither URS II nor UPCO or Mr. Urstadt have been convicted in any criminal proceedings, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

See Item 5 below.

Item. 4 Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

See Item 5 below with respect to the formation of URS II.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a)
As a result of the Transaction described in Item 5(c) below, Mr. Urstadt, individually, is no longer the direct beneficial owner of any shares of Common Stock of the Issuer, but when aggregating the 533,467 shares of Common Stock held by UPCO, the 21,300 shares of Common Stock held by Mrs. Urstadt, the 8,185 shares of Common Stock held by the Trust Established Under the Issuer’s Excess Benefits and Deferred Compensation Plan (the “Compensation Plan Trust”) for the benefit of Mr. Urstadt, the 1,901,006 shares of Common Stock held by URACO, and the 547,177 shares of Common Stock held by URS II, Mr. Urstadt beneficially owns 3,011,135 shares of Common Stock, or 38.8 % of the 7,756,564 shares of Common Stock outstanding as of May 23, 2007.

UPCO is the direct beneficial owner of 533,467 shares of Common Stock, which, when added to the 1,901,006 shares of Common Stock held by URACO and the 547,177 shares of Common Stock held by URS II, results in UPCO beneficially owning 2,981,650 shares of Common Stock, or 38.4% of the 7,756,564 shares of Common Stock outstanding as of May 23, 2007.

Mrs. Urstadt is the direct beneficial owner of 21,300 shares of Common Stock, or 0.3% of the 7,756,564 shares of Common Stock outstanding as of May 23, 2007.

URACO is the direct beneficial owner of 1,901,006 shares of Common Stock, or 24.5% of the 7,756,564 shares of Common Stock outstanding as of May 23, 2007.

URS II is the direct beneficial owner of 547,177 shares of Common Stock, or 7.1% of the 7,756,564 shares of Common Stock outstanding as of May 23, 2007.

Mr. Biddle is the direct beneficial owner of 1,440,175 shares of Common Stock individually, which, when added to the 5,030 shares of Common Stock held by his wife, Catherine Urstadt Biddle, the 2,946 shares of Common Stock held by the Compensation Plan Trust for the benefit of Mr. Biddle and the 1,070 shares of Common Stock held by the Charles and Phoebe Biddle Trust UAD 12/20/93 for the benefit of the issue of Mr. Biddle, results in Mr. Biddle beneficially owning 1,449,221 shares of Common Stock, or 18.7% of the 7,756,564 shares of Common Stock outstanding as of May 23, 2007.

(b)
UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 533,467 shares of Common Stock directly owned by UPCO in view of the fact that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 1,901,006 shares of Common Stock directly owned by URACO in view of the fact that UPCO is the sole general partner of URACO, and that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 547,177 shares of Common Stock directly owned by URS II in view of the fact that UPCO is the sole general partner of URS II, and that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

Mrs. Urstadt has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 21,300 shares of Common Stock.

Mr. Biddle has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 1,440,175 shares of Common Stock.

(c)	On May 25, 2007, Mr. Biddle purchased 2,000 shares of Common Stock on the open market.

On May 23, 2007, UPCO, as general partner, and Mr. Urstadt, as limited partner, funded their respective capital contributions to URS II (the “Transaction”). Pursuant to a limited partnership agreement (as amended, the “Limited Partnership Agreement”) between UPCO, as the 1% general partner, and Mr. Urstadt, as the 99% limited partner, UPCO contributed 5,472 shares of Common Stock to URS II as a capital contribution in exchange for its general partner interest; and Mr. Urstadt contributed 541,705 shares of Common Stock to URS II as a capital contribution in exchange for his limited partner interest. The Transaction had no effect on Mr. Urstadt’s ultimate beneficial ownership of Common Stock of the Issuer.

On May 22, 2007, Mr. Biddle purchased 500 shares of Common Stock from an employee of the Issuer in a private transaction.

On April 20, 2007, Mr. Urstadt received dividends on shares of Common Stock which were directly owned by him and which were subject to automatic reinvestment in shares of Common Stock pursuant to the Issuer’s Dividend Reinvestment Plan. On April 20, 2007, dividends on these shares were paid out and automatically reinvested in additional Common Stock in the amount of 5,262 shares. Ownership of the foregoing shares was subsequently transferred to URS II pursuant to the Transaction.

On April 20, 2007, Mr. Urstadt received dividends on shares of Common Stock which are indirectly owned by him and directly owned by the Compensation Plan Trust, and which are subject to automatic reinvestment in shares of Common Stock pursuant to the Issuer’s Dividend Reinvestment Plan. On April 20, 2007, dividends on these shares were paid out and automatically reinvested in additional Common Stock in the amount of 94 shares.

On April 20, 2007, Mr. Biddle received dividends on shares of Common Stock which are indirectly owned by him and directly owned by the Compensation Plan Trust, and which are subject to automatic reinvestment in shares of Common Stock pursuant to the Issuer’s Dividend Reinvestment Plan. On April 20, 2007, dividends on these shares were paid out and automatically reinvested in additional Common Stock in the amount of 34 shares.

Except as set forth in this Schedule 13D, none of UPCO, Mr. Urstadt, Mrs. Urstadt, URACO, URS II or Mr. Biddle or, to the best knowledge of such parties, any of the persons listed on Schedule I to the Schedule 13D, owns any shares of Common Stock or has purchased or sold any shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

Mr. Urstadt, as Chairman of the Board and Chief Executive Officer of the Issuer, and Mr. Biddle, as President and Chief Operating Officer of the Issuer, are participants in the Issuers Amended and Restated Restricted Stock Award Plan (the “Restricted Stock Award Plan”). Mr. Urstadt is the indirect beneficial owner of 381,250 restricted shares of Common Stock, which were granted to Mr. Urstadt pursuant to the Restricted Stock Award Plan, and which are now owned directly by URS II pursuant to the Transaction, and Mr. Biddle is the direct beneficial owner of 502,500 restricted shares of Common Stock issued pursuant to the Restricted Stock Award Plan.

Under the Limited Partnership Agreement, UPCO has the full power and authority to make all decisions, in its sole discretion, with respect to the shares of Common Stock held by URS II, including as to when and how such shares are to be voted or sold. Notwithstanding the above, the Common Stock contributed by Mr. Urstadt to URS II remains subject to the terms and conditions in the applicable restricted stock award agreements pursuant to which Mr. Urstadt was issued the Common Stock under the Restricted Stock Award Plan.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

1.	Joint Filing Agreement, dated June 4, 2007.

2.
Limited Partnership Agreement, dated March 7, 2007, as amended by Amendment One to Limited Partnership Agreement dated May 11, 2007, by and between Urstadt Property Company, Inc., as the sole general partner, and Charles J. Urstadt, as sole limited partner.

SIGNATURE

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2007

/s/ Charles J. Urstadt
Charles J. Urstadt

URSTADT PROPERTY COMPANY, INC.

By: /s/ Charles J. Urstadt
Name: Charles J. Urstadt
Title: Chairman of the Board

/s/ Elinor F. Urstadt
Elinor F. Urstadt

URSTADT REALTY ASSOCIATES CO LP

By: URSTADT PROPERTY COMPANY, INC.
Its sole general partner

By: /s/ Charles J. Urstadt
Name: Charles J. Urstadt
Title: Chairman of the Board

URSTADT REALTY SHARES II L.P.

By: URSTADT PROPERTY COMPANY, INC.
Its sole general partner

By: /s/ Charles J. Urstadt
Name: Charles J. Urstadt
Title: Chairman of the Board

/s/ Willing L Biddle
Willing L. Biddle

EXHIBIT INDEX

1.	Joint Filing Agreement, dated June 4, 2007.

2.
Limited Partnership Agreement, dated March 7, 2007, as amended by Amendment One to Limited Partnership Agreement dated May 11, 2007, by and between Urstadt Property Company, Inc., as the sole general partner, and Charles J. Urstadt, as sole limited partner.